UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

Commission File Number: 000-55446

Notification of Late Filing

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

PART I. REGISTRANT INFORMATION

SLEEPAID HOLDING CO.

Full name of Registrant

______________________________________

Former Name if Applicable

Rm 19 1/F Wellborne Commercial Centre, 8 Java Road

Address of principal executive office (Street and Number)

North Point, Hong Kong

City, State and Zip Code

PART II.  RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Tule 12b-25(b), the following should be completed.  (Check appropriate box.) ☒ Yes ☐ No

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

☐	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s quarterly report on Form 10-Q for the quarter ended June 30, 2015 will be filed on or before the fifth calendar day following the prescribed due date.  The reason for the delay is that the Registrant did not obtain all information prior to filing date and attorney and accountant could not complete the required legal information and financial statements and management could not complete Management’s Discussion and Analysis of such financial statements by August 14, 2015.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Tao Wang	852	28062312
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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SLEEPAID HOLDING CO.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2015	By	/s/ Tao Wang
Tao Wang, CEO

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001)

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